SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OMNIVISION TECHNOLOGIES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

N/A*
(CUSIP Number of Class of Securities of Underlying Common Stock)

Shaw Hong
President and Chief Executive Officer
OmniVision Technologies, Inc.
930 Thompson Place
Sunnyvale, California 94085
(408) 733-3030
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Robert P. Latta, Esq.
Jenny C. Yeh, Esq.
Wilson Sonsini
Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation**	Amount of Filing Fee

$5,006,623	Previously Paid

*	There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 628128 10 3.
**
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,636,950 shares of common stock of OmniVision Technologies, Inc. having an aggregate value of $5,006,623 as of October 24, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.    Summary Term Sheet.

          The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange, dated November 1, 2001 (“Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.    Subject Company Information.

          (a)    The name of the issuer is OmniVision Technologies, Inc., a Delaware corporation (the “Company”), the address of its principal executive office is 930 Thompson Place, Sunnyvale, California 94085 and the telephone number at that address is (408) 733-3030. The information set forth in the Offer to Exchange under the caption “The Offer – Information Concerning OmniVision” is incorporated herein by reference.

          (b)    This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Company’s 2000 Stock Plan (the “Plan”) and 1995 Stock Option Plan (the “1995 Plan”) to purchase approximately 1,636,950 shares of the Company’s Common Stock, par value $0.001 per share (“Option Shares”), held by eligible employees for new options that will be granted under the Plan (the “New Options”), upon the terms and subject to the conditions described in the Offer to Exchange. The Company’s Board of Directors terminated the 1995 Plan in February 2000, but options outstanding under the 1995 Plan continue to be governed by the terms of the 1995 Plan. If eligible employees choose to exchange their options under the 1995 Plan, they will receive new options granted under the Plan. An “eligible employee” refers to all employees of OmniVision and its U.S. subsidiaries, except directors, executive officers and employees who live or work outside the United States. The number of shares of Common Stock subject to the New Options will be equal to the number of shares of Common Stock subject to the unexercised options tendered by such eligible employees and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Introduction,” and the sections under the caption “The Offer” entitled “Number of Options; Expiration Date”, “Acceptance of Options for Exchange and Issuance of New Options” and “Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

          (c)    The information set forth in the Offer to Exchange under the caption “The Offer – Price Range of Shares Underlying the Options” is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

          (a)    The information set forth under Item 2(a) above is incorporated by reference.

Item 4.    Terms of the Transaction.

          (a)    The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Introduction,” and the sections under the caption “The Offer” entitled “Eligibility”, “Number of Options; Expiration Date”, “Procedures for Tendering Options”, “Withdrawal Rights and Change of Election”, “Acceptance of Options for Exchange and Issuance of New Options”, “Conditions of the Offer”, “Source and Amount of Consideration; Terms of New Options”, “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”, “Legal Matters; Regulatory Approvals”, “Material U.S. Federal Income Tax Consequences”, and “Extension of Offer; Termination; Amendment” is incorporated herein by reference.

          (b)    The information set forth in the Offer to Exchange under the caption “The Offer – Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Arrangements.

          None.

2

Item 6.    Purposes of the Transaction and Plans or Proposals.

          (a)    The information set forth in the Offer to Exchange under the caption “The Offer – Purpose of the Offer” is incorporated herein by reference.

          (b)    The information set forth in the Offer to Exchange under the captions “The Offer – Acceptance of Options for Exchange and Issuance of New Options” and “The Offer – Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer” are incorporated herein by reference.

          (c)    The information set forth in the Offer to Exchange under the caption “The Offer – Purpose of the Offer” is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

          (a)    The information set forth in the Offer to Exchange under the caption “The Offer – Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

          (b)    The information set forth in the Offer to Exchange under the caption “The Offer – Conditions of the Offer” is incorporated herein by reference.

          (d)    Not applicable.

Item 8.    Interest in Securities of the Subject Company.

          (a)    Not applicable.

          (b)    The information set forth in the Offer to Exchange under the caption “The Offer – Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

          (a)    Not applicable.

Item 10.    Financial Statements.

          (a)    The information set forth in the Offer to on pages F-1 through F-19 of OmniVision’s Registration Statement on Form S-1 (No. 333-31926) effective as of July 14, 2000, OmniVision’s Annual Report on Form 10-K for its fiscal year ended April 30, 2001 and OmniVision’s Quarterly Report on Form 10-Q for its quarter ended July 31, 2001 are incorporated herein by reference. A copy of the financial data listed above has been distributed to all potential participants of the offer.

          (b)    Not applicable.

          (c)    Not applicable.

Item 11.    Additional Information.

          (a)    The information set forth in the Offer to Exchange under the caption “The Offer – Legal Matters; Regulatory Approvals” is incorporated herein by reference.

          (b)    Not applicable.

3

Item 12.    Exhibits.

(a)	(1) Offer to Exchange dated November 1, 2001.

(2)	Memorandum from Shaw Hong to OmniVision’s employees dated November 1, 2001.

(3)	Election Form.

(4)	Notice to Change Election from Accept to Reject.

(5)	Form of Promise to Grant Stock Option.

(6)	OmniVision Technologies, Inc. Registration Statement on Form S-1 (No. 333-31926), as declared effective by the Securities and Exchange Commission on July 14, 2000 and incorporated herein by reference.

(7)
OmniVision Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended April 30, 2001, filed with the Securities and Exchange Commission on July 23, 2001 and incorporated herein by reference.

(8)
OmniVision Technologies, Inc. Quarterly Report on Form 10-Q for its quarter ended July 31, 2001, filed with the Securities and Exchange Commission on September 14, 2001 and incorporated herein by reference.

          (b)    Not applicable.

(d)(1)	OmniVision Technologies, Inc. 2000 Stock Plan filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-1 declared effective on July 14, 2001 and incorporated herein by reference.

(2)	Form of agreement under the 2000 Stock Plan.

(3)	Omnivision Technologies, Inc. 2000 Stock Plan Prospectus.

(4)	OmniVision Technologies, Inc. 1995 Stock Option Plan.

(5)	Form of Agreement under the 1995 Stock Option Plan.

          (g)    Not applicable.

          (h)    Not applicable.

Item 13.    Information Required by Schedule 13E-3.

          (a)    Not applicable.

4

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

OM	NIVISION TECHNOLOGIES, INC.

/s/ SHAW HONG

Shaw Hong
President and Chief Executive Officer

Date: November 16, 2001

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)	Offer to Exchange all Outstanding Options for New Options dated November 1, 2001.

(a)(2)*	Memorandum from Shaw Hong to OmniVision’s employees dated November 1, 2001.

(a)(3)*	Election Form.

(a)(4)*	Notice to Change Election from Accept to Reject.

(a)(5)*	Form of Promise to Grant Stock Option.

(a)(6)*	OmniVision Technologies, Inc. Registration Statement on Form S-1 (No. 333-31926), as declared effective by the Securities and Exchange Commission on July 14, 2000 and incorporated herein by reference.

(a)(7)*
OmniVision Technologies, Inc. Annual Report on Form 10-K for its fiscal year ended April 30,
2001, filed with the Securities and Exchange Commission on July 23, 2001 and incorporated herein by reference.

(a)(8)*
OmniVision Technologies, Inc. Quarterly Report on Form 10-Q for its quarter ended
January 31, 2001, filed with the Securities and Exchange Commission on September 14, 2001
and incorporated herein by reference.

(d)(1)*	OmniVision Technologies, Inc. 2000 Stock Plan filed as Exhibit 10.2 to the Company’s Registration Statement on Form S-1 declared effective on July 14, 2001 and incorporated herein by reference.

(d)(2)*	Form of Agreement under the 2000 Stock Plan.

(d)(3)*	OmniVision Technologies, Inc. 2000 Stock Plan Prospectus.

(d)(4)*	OmniVision Technologies, Inc. 1995 Stock Option Plan.

(d)(5)*	Form of Agreement under the 1995 Stock Option Plan.

*Previously	filed as an exhibit to Registrant’s Schedule TO-I (File No. 5-60079) filed with the Commission on November 1, 2001.